EXHIBIT (a)(3)

April 7, 2003

Broadcom Colleagues:

      We are pleased to announce an innovative option exchange program for the benefit of our employees and of the company as a whole. The specifics of the program are described in complete detail in the formal Offer to Exchange that we are filing with the Securities and Exchange Commission this morning, a copy of which accompanies this letter.

      We are very conscious of the fact that some of you have worked diligently for as long as three years or more, often having moved to Broadcom for substantially less cash compensation than you previously earned, and have not had the opportunity to realize equity gains for your efforts. For those people we are offering the opportunity to realize immediate cash benefits by exchanging their current vested options with an exercise price of $23.58 or more for a number of shares of Broadcom Class A common stock. This number of shares will be less than the number of your eligible vested options.

      We also continue to believe strongly in the potential of long-term equity gains to motivate our employees to continue to be dedicated to Broadcom and to work toward the creation of value for all of our shareholders. Toward this end, we are offering the opportunity for employees to exchange their current unvested options with an exercise price of $23.58 or more for a number of new options (which may be less than the number of your current unvested options) which will be granted no sooner than six months and one day from the date we accept and cancel your tendered unvested options.

      To the extent you are eligible, you may choose to participate in either or both parts of the program, or you may decide not to participate at all, in which case your existing options will remain unaffected.

      It is also very important for our total shareholder base that we minimize the dilution inherent in stock option programs to the extent we can do so while still accomplishing the employee incentive objectives of a stock option program. For this reason the structure of the program allows a potentially significant reduction in our current option “overhang”.

      We urge you to read the Offer to Exchange very carefully. To avoid network and printer congestion, please do not print the attached file at Broadcom. We will provide hard copies of the Offer to Exchange soon at all Broadcom locations. If you have any questions regarding this program, you may email them to tenderoffer@broadcom.com. Shareholder Services or Human Resources will respond promptly to your questions. Additionally, we have provided information to assist you in making your decisions, including a web-based modeling tool, on the Broadcom intranet.

      We will be mailing to your home address a Letter of Transmittal containing information about your options that are eligible for this program, and instructions for completing and returning the Letter of Transmittal. You may make your election at any time during the offer period but your Letter of Transmittal must be received by Broadcom by 6:00 p.m. Pacific Time on Monday, May 5, 2003. We cannot accept late submissions.

      We have designed a program that recognizes the pressure that a declining stock market has placed on our compensation philosophy and that meets the important program objectives of providing employees with a combination of immediate liquidity and long-term incentives, while simultaneously reducing the option “overhang”, for the benefit of all of our shareholders. We are pleased to be able to take these steps to help reward the very substantial contributions that you, our valued employees have made and continue to make to the success of Broadcom.

Alan E. “Lanny” Ross
President and Chief Executive Officer